EXHIBIT 99.2

Algonquin Power & Utilities Corp. Executes Power Purchase Agreement with Manitoba Hydro

OAKVILLE, ON, July 26, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the execution of a 25-year power purchase agreement with Manitoba Hydro in respect of a 16.5MW expansion of APUC’s existing St. Leon wind energy project located in the Province of Manitoba.

In the first full year of production following commissioning, APUC anticipates generating annual gross revenues of $3.8 million. Rates paid under the power purchase agreement are subject to a partial inflation adjustment that will be applied annually. The expansion will be comprised of 10 Vestas V82-1.65 MW wind turbines, which already have been manufactured and are awaiting shipment to the site from a U.S. storage location. Permitting for the expansion project was completed in 2010 with construction expected to commence in the third quarter of 2011; commissioning of the expansion project is expected to occur in first quarter of 2012 with total forecast capital costs of $29.5 million.

“We are very pleased to announce this next phase in the expansion of our St. Leon Wind Energy facility and our continued involvement with the St. Leon community” commented Ian Robertson, Chief Executive Officer of APUC. “The local support in the town of St. Leon has been tremendous and we look forward to continuing the close-knit relationship we have developed since the original commissioning in 2006. We are pleased with the continuing growth of our wind energy portfolio in the Province of Manitoba and the benefits of its excellent wind regime.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com and www.sedar.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis in the most recently published annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

  For further information:

  Kelly Castledine

  Algonquin Power & Utilities Corp.

  2845 Bristol Circle, Oakville, Ontario, L6H 7H7

  Telephone: (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 08:33e 26-JUL-11